SEC Mail Processi
FEB 27 2025
Washington, DC

25002225

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JACK V. BUTTERFIELD INVESTMENT COMPANY

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. JACKSON ST., STE. 100
(No. and Street)

JACKSON	MICHIGAN	49201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID CAVENDER	517-787-2430	MAIL@JVBCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASHLAND PARTNERS & COMPANY LLP
(Name – if individual, state last, first, and middle name)

3512 EXCEL DRIVE	MEDFORD	OR	97504
(Address)	(City)	(State)	(Zip Code)

3/1/2010	3783
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN C. BUTTERFIELD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JACK V. BUTTERFIELD INVESTMENT COMPANY, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature: Aimee Swiatlowski]
Notary Public

AIMEE SWIATLOWSKI
Notary Public, State of Michigan
County of Jackson
My Commission Expires Apr. 22, 2027
Acting in the County of Jackson

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jack V. Butterfield Investment Company

Opinion on the Financial Statements

We have audited the accompanying financial statements of Jack V. Butterfield Investment Company (the "Company"), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Company as of December 31, 2024, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of Jack V. Butterfield Investment Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Jack V. Butterfield Investment Company's financial statements.

The supplemental information is the responsibility of Jack V. Butterfield Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ashland Partners & Company LLP

We have served as the Company's auditor since 2022.

Ashland Partners & Company LLP
Medford, Oregon
February 25, 2025

JACK V. BUTTERFIELD INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 387,350
Restricted cash	50,000
Investments at fair value (cost - $1,656,272)	1,696,920
Accounts receivable - commissions	541,708
Prepaid expenses	4,782
Operating lease right-of-use asset	228,106
Property and equipment, net	41,159
Total Assets	2,950,025

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	14,323
Accrued expenses	177,386
Operating lease liability	228,106
Stockholders' distribution payable	1,858,933
Total Liabilities	2,278,748
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	661,712
Total Stockholders' Equity	671,277
Total Liabilities and Stockholders' Equity	$ 2,950,025

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2024

INCOME:	
Commission income	$ 4,218,333
Interest & dividends	191,152
Miscellaneous income	46,418
TOTAL INCOME	4,455,903
EXPENSES:	
Officer's salaries	273,000
Commissions	731,107
Clerical and administrative employees	1,194,825
Clearance paid to brokers	29,043
Communications	17,501
Occupancy and equipment	62,789
Promotion costs	47,885
Data processing costs	41,458
Regulatory fees and expenses	23,802
State pass-through entity tax	77,526
Other expenses	98,034
TOTAL EXPENSES	2,596,970
NET INCOME	$ 1,858,933

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2024

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 661,712	$ 671,277
Add: Net Income for the year			1,858,933	1,858,933
Less: S-distributions declared			(1,858,933)	(1,858,933)
Balance - End of year	9,565	$ 9,565	$ 661,712	$ 671,277

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net Income	$ 1,858,933
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	5,292
Net change in investments	(99,474)
Changes in assets and liabilities:	
Accounts receivable	(98,814)
Prepaid expenses	2,868
Accounts payable	(8,462)
Accrued expenses	1,326
Cash flows from operating activities:	1,661,669
Cash flows from investing activities:	
Purchases of property and equipment	(4,007)
Contributions to investment accounts	(850,000)
Distributions from investment accounts	1,055,289
Cash flows from investing activities:	201,282
Cash flows from financing activities:	
S-Distributions Paid	(1,582,035)
Cash flows from financing activities:	(1,582,035)
NET INCREASE IN CASH	280,916
Cash & cash equivalents at Beginning of Year	156,434
Cash & cash equivalents at End of Year	$ 437,350
Supplementary Disclosures:	
Income taxes paid - city	$ 18,260
Income taxes paid - pass-through entity	$ 77,526

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Jack V. Butterfield Investment Company (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"). The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates one office and serves primarily the Jackson, Michigan and surrounding area. The Company has only one reportable operating segment.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") or SIPC limitations.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows as of December 31, 2024:

Cash and cash equivalents	$ 387,350
Restricted cash, held with clearing broker dealer	50,000
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	$ 437,350

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2024.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the useful lives of the related assets.

Note 1 –Summary of Significant Accounting Policies (Continued)

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5 Years
Leasehold improvements	15 years

Depreciation expense for the year was $5,291. At December 31, 2024, the Company's property and equipment were as follows:

Furniture and equipment	$	68,339
Leasehold improvements		103,622
Total property and equipment		171,961
Accumulated depreciation		(130,802)
Property and equipment, net	$	41,159

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2024 were $46,804.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the ratio of aggregate indebtedness to net capital was approximately 5.99 to 1. The Company had adjusted net capital at that date of $379,798 which exceeds the required net capital of $151,917 by $227,881.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settles within 30 days. Commission rates earned are limited to a maximum of 5% of the value of the client trades, as agreed upon with the clearing broker dealers.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed, which could be monthly or quarterly as defined in the dealer agreements.

RBC Correspondent Services and American Funds account for over 90% of our Commission Income.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In 2022, the Company elected to participate in Michigan's elective pass-through entity tax program ("PTE Tax") on behalf of the shareholders. The PTE Tax is elective annually and assessed at 4.25% of the Company's applicable Michigan income. When elected, the PTE Tax is the responsibility of the Company, and respectively allocated to each shareholder in proportion to their respective share of the results from operations. As a result, $77,526 was expensed during the year for the PTE Tax, and $0 remained payable at December 31, 2024.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

In December 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09: *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* ASU 2023-09 requires more detailed information in reconciling the statutory and effective tax rates and income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. Management has elected not to early adopt the new guidance for the year ended December 31, 2024. Management is currently evaluating the impact of adoption; however, it is not expected to have an impact on the Company's financial condition, operations, or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 25, 2025 which is the date the financial statements were available to be issued.

Note 2 – Related-Party Transactions

The Company leases its Jackson, Michigan office facility from a related party on a month-to-month basis. The majority stockholder of the Company is a member of the related party that owns the building. See Note 8 regarding accounting for the related-party operating lease.

Note 3 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 4 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2024, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 5 – Profit Sharing Plan and Health Reimbursement Arrangement

The Company has a defined contribution profit sharing plan covering all full-time employees eligible upon start date. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2024, the Company contributed $125,000 to the plan.

The Company provides its non-shareholder employees with a Health Reimbursement Arrangement ("HRA"). The HRA plan provides employer contributions at a discretionary amount, as defined in the plan agreement. For the year ended December 31, 2024 the amount contributed to the HRA plan was $8,640, and the amount available for reimbursement at December 31, 2024 was $22,463.

Note 6 – Investments

Investments are carried at fair value, with all respective unrealized and realized gains (losses) reported in the statement of income within miscellaneous income.

Investment transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. Interest and dividend income are accounted for on the accrual basis. Realized gains (losses) from investment transactions are determined on the identified cost basis.

The fair value estimates are made at a specific point in time and are based on relevant market information and other information about the investments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of an investment. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precisions. Changes in assumptions could significantly affect these estimates.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Note 6 – Investments (continued)

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company has no assets or liabilities that are measured at fair value on a non-recurring basis, or liabilities measured at fair value on a recurring basis. There were no transfers between Levels during the period. Investments are securities traded on a regulated exchange, and are valued at the last reported sales price on the day of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. The Company's investments in brokered CDs are short-term in nature, and to the extent these investments trade on inactive markets or are valued by reference to similar instruments, they are generally categorized in Level 2 of the fair value hierarchy.

Assets measured at a fair value on a recurring basis at December 31, 2024 are summarized below:

	Fair Value Measurements Using		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments - Cash and cash equivalents	$ 476,819	$ -	$ -
Investments - Equities	75,720	-	-
Investments - Brokered CDs & US Treasury Notes	-	1,144,381	-
Total Investments	$ 552,539	$ 1,144,381	$ -

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Operating Lease

Effective January 1, 2020 the Company adopted ASU No. 2016-02, *Leases* (Topic 842) using the optional transition adjustment method. At that date, a right-of-use ("ROU") asset of $228,106 and a corresponding liability were added to the financial statements.

As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The Company's only lease, which consists of month-to-month related party office facility lease, has been classified as operating lease. The Company does not have any other leases, including financing leases. The Company adopted the requirements of the new standard without restating the prior periods. There was no impact to the stockholders' equity as of the date of adoption.

Note 8 – Operating Lease (continued)

ROU asset represents the Company's right to use its Jackson Michigan office facility. The operating lease liability represents the Company's obligation to make lease payments arising from the lease, ROU asset and operating lease liability are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term.

The Company uses its estimated incremental borrowing rates, which are derived from information available at the lease commencement date, in determining the present value of lease payments. The office facility lease was in existence at the adoption of ASC 842 and the Company used its incremental borrowing rate of Prime + 1.25% (6.00%) as of January 1, 2020. The Company gave consideration to bank financing arrangements, geographical location and collateralization of assets when calculating the incremental borrowing rate.

Effective February 1, 2022, the Company modified its lease arrangement to reflect an increase in monthly payments to $2,346 per month, with no other changes. As such, the Company modified its amortization schedule at the time of the lease with no update to the anticipated remaining term, and an updated discount rate of 4.50% (Prime +1.25%). The result of the modification was an increase in the lease liability of $25,504.

The lease agreement does not contain any residual value guarantees and it accounts for the lease and non-lease components as a single component. There are no escalation clauses or termination options that are factored in the determination of the lease payments.

Lease expense is included in occupancy and equipment expense on the statement of income. As of December 31, 2024, Company's office facility lease had a remaining term of 12 years. The lease term was determined considering lease renewal options, most recent tenant improvements and the Company's anticipated operating plans.

The components of lease expense for the year ended December 31, 2024 were as follows:

Operating lease cost	$	28,153
Variable lease costs		18,287
Total lease cost	$	46,440

Variable lease costs include utilities, real estate taxes and common area maintenance costs.

Maturities of operating lease liability as of December 31, 2024 were as follows:

2025		28,153
2026		28,153
2027		28,153
2028		28,153
2029		28,153
2030 and thereafter		140,763
Total lease payments		281,528
Less: imputed interest		(53,371)
Total lease obligations	$	228,157

Note 8 – Operating Lease (continued)

On March 27, 2023, the FASB issued ASU 2023-01, *Leases (Topic 842): Common Control Arrangements*, which provides entities with common control leasing arrangements to elect a practical expedient for the accounting of the related-party lease arrangements. The practical expedient allows entities to account for related-party leases based on their written terms and conditions, without needing to evaluate the economic substance of the arrangement. If elected, related activity, such as leasehold improvements, should also follow the written terms of the lease agreement. ASU 2023-01 was effective for fiscal years beginning after December 15, 2023; however, management did not elect the practical expedient in 2024 as it was still evaluating the impact. Management elected to adopt the practical expedient effective January 1, 2025 on a prospective basis. Adoption had no impact on the Company's financial condition as of December 31, 2024, or the results of its operations for the year then ended. Upon adoption and accounting for the related-party lease in accordance with written terms, the effective lease term for accounting of its lease and related leasehold improvements became one month. As a result, in January 2025 the right of use asset and lease liability of $228,106 were written off and remaining unamortized leasehold improvements of $37,954 were fully depreciated. Adoption of the practical expedient is not anticipated to have a material impact on lease expense and will have no impact on the Company's computation of net capital under SEC Rule 15c3-1.

Note 9 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on when the services are provided to the customer.

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 9 – Revenue Recognition (continued)

Commission Income

Commission income represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission income disaggregated by investment product category for the year ended December 31, 2024:

Stocks	$	804,739
Mutual funds		2,144,997
Managed accounts		881,390
Retirement plans		223,119
Insurance and Annuities		127,729
Other Income		36,359
Total commission income	$	4,218,333

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the transaction date. Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category for the year ended December 31, 2024:

Sales-based:		
Stock	$	804,739
Mutual funds		275,217
Insurance and Annuities		127,729
Other Income		36,359
Total sales-based income		1,244,044
Trailing:		
Mutual funds		1,869,780
Managed accounts		881,390
Retirement plans		223,119
Total trailing income		2,974,289
Total commission income	$	4,218,333

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2024

Net Capital				
Total ownership equity from Statement of Financial Condition			$	671,277
Deduct ownership equity not allowable for Net Capital			(	-)
Total ownership equity qualified for Net Capital				671,277
Add:				
Liabilities subordinated to claims of general creditors allowable in computation of net capital				-
Other (deductions or allowable credits				-
Total capital and allowable subordinated liabilities			$	671,277
Deductions and/or charges:				
Non-allowable assets				
Furniture and Fixtures net of depreciation	$	41,159		
Prepaid Expenses/AR		4,782		
Non-Allowable Trail Commission		219,906		
Accrued Commissions (Longer than 30 days)		-		
Total Non-allowable assets:		265,847		
Secured demand not delinquency		-		
Commodity futures contracts and spot commodities-propietary capital charges		-		
Other deductions and/or charges		-		
Total Deductions and/or charges:			(	265,847)
Net capital before haircuts on securites:			$	405,430
Haircuts on securities:				
Contractual securities commitments		-		
Subordinated securities borrowings		-		
Bankers' acceptances, certificates of deposit and commercial paper		9,850		
US government agency and Canadian government obligations		4,424		
State and Municipal government obligations		-		
Corporate obligations		-		
Stocks and warrants		11,358		
Undue concentration		-		
Other Securities		-		
Total Haircuts:		25,632	(	25,632)
Net Capital:			$	379,798

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2024

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$	151,917
Minimum dollar net capital required of reporting broker or dealer	$	100,000
Net capital requirement	$	151,917
Excess net capital	$	227,881
Net capital in excess of 120% of minimum net capital requirement reported above	$	197,498

Computation of Aggregate Indebtedness

Aggregate Indebtedness		
Payable to Customers	$	-
Accounts Payable		14,323
Other Payables	$	405,492
Other (Dividend Payable)	$	1,858,933
Total Aggregate Indebtedness		2,278,748
Add:		
Other		-
Deduct:		
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)		-
Total Aggregate Indebtedness		2,278,748
Percentage of aggregate indebtedness to net capital	%	599.99
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	%	599.99

*There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company also does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by the SEC Staff on April 4, 2014. The Company does not hold customer funds or securities.

Credit Balances:			
Free credit balances and other credit balances in customer securities accounts	$	0	
Monies borrowed collateralized by securities carried for accounts of customers		0	
Monies payable against customers securities loaned		0	
Customer's securities failed to receive		0	
Credit balances in firm accounts which are attributable to principal sales to customers		0	
Market value of stock dividends, stock splits, and similar distributions		0	
Market value of short security count differences over 30 calendar days		0	
Market value of short securities and credits in all suspense accounts		0	
Market value of securities which are in transfer in excess of 40 calendar days		0	
Other		0	
Total Credit Balances:		$	0
Debit Balances:			
Debit balances in customer cash and margin accounts	$	0	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0	
Failed to deliver of customers' securities not older than 30 calendar days		0	
Other		0	
Total Debit Balances		$	0
Reserve Computation:			
Excess of total debit over total credits			0
Excess of total credits over total debits		$	0
If calculation is monthly 105% of excess of total credits over total debits			0
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period			0
Amount of deposit or withdrawal	Date		0
New amount in reserve account		$	0

Frequency of Computation

Monthly

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2024

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provisions.

The Company also does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by the SEC Staff on April 4, 2014. The Company does not hold customer funds or securities.

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession or control as of the report date (for which instructions to reduce possession or control had been issued as of report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	N/A
Number of items		N/A
The system and procedures utilized on complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3		Yes

* There are no material differences between the above computation and Form X-17A-5 Part IIA filed with the SEC
See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jack V. Butterfield Investment Company

We have reviewed management's statements, included in the accompanying Jack V. Butterfield Investment Company's Exemption Report, in which (1) Jack V. Butterfield Investment Company (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Jack V. Butterfield Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision") and (2) Jack V. Butterfield Investment Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jack V. Butterfield Investment Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ashland Partners & Company LLP

Ashland Partners & Company LLP
Medford, Oregon
February 25, 2025

Jack V. Butterfield Investment Company's Exemption Report

Jack V. Butterfield Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By:

Title: President

February 25, 2025